UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MANGOSOFT, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562716209
(CUSIP Number)

Henry J. Liebowitz, Esq.
Proskauer Rose LLP
1585 Broadway, New York, New York 10036
212-969-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562716209

1	Names of Reporting Persons Douglas Brian Krugman I.R.S. Identification Nos. of above persons (entities only)

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)
PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
United States

	7	Sole Voting Power	7,441
Number of
	8	Shared Voting Power	-- 0 --
Shares Bene-
	9	Sole Dispositive Power	7,441
ficially Owned
	10	Shared Dispositive Power	-- 0 --

11	Aggregate Amount Beneficially Owned by Each Reporting Person		7,441

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)		0.14%

14	Type of Reporting Person (See Instructions		IN

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by Douglas Brian Krugman (“Mr. Krugman”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of MangoSoft, Inc., a Nevada corporation (“MangoSoft”).

Item 3.	Source and Amount of Funds of Other Consideration

Item 3 hereby is amended and restated as follows:

On January 11 2010, Mr. Krugman transferred 1,649,558 shares of Common Stock of MangoSoft to the Douglas B. Krugman 2009 Trust (the “Trust”), an irrevocable trust for which Mr. Krugman’s spouse acts as trustee with voting and dispositive power, upon the terms and conditions set forth therein.

Item 5.	Interest in Securities of the Issuer

Item 5 hereby is amended and restated as follows:

(a) – (b)   As of January 11, 2010, Mr. Krugman beneficially owns and has the sole power to vote and dispose of 7,441 shares of Common Stock of MangoSoft, which represents approximately 0.14% of MangoSoft’s Common Stock, based on 5,443,157 shares of Common Stock outstanding as of November 13, 2009, as reported in its quarterly report on Form 10-Q for the quarterly period ended September 30, 2009.  Mr. Krugman disclaims beneficial ownership of the 1,649,558 shares of Common Stock held in the Trust, the settlor of which is Mr. Krugman.  The beneficiaries of the Trust are Mr. Krugman’s spouse and children, and the trustee is Mr. Krugman’s spouse, who has sole voting and dispositive power of the Trust.

(c)            Except as described in this Amendment No. 1, Mr. Krugman has not effected any transaction in Common Stock of MangoSoft in the past sixty days.

(d)            Not applicable.

(e)            On January 11, 2010, in connection with the transaction described in this Amendment No. 1, Mr. Krugman ceased to be the beneficial owner of more than five percent of the Common Stock of MangoSoft.  As such, this is Mr. Krugman’s exit filing.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 22, 2010

By:	/s/ Douglas B. Krugman
Douglas B. Krugman